TRI-STATE GENERATION AND TRANSMISSION ASSOCIATION, INC.

1100 W 116th Avenue

Westminster, Colorado 80234

(303) 452-6111

June 22, 2016

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Tri-State Generation and Transmission Association, Inc.

Registration Statement on Form S-4 (File No. 333-212006)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tri-State Generation and Transmission Association, Inc., a Colorado cooperative corporation (the “Registrant”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to June 27, 2016 at 9:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, the Registrant represents and acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Steven Khadavi (212.415.9200) of Dorsey & Whitney LLP.

Sincerely,

Tri-State Generation and Transmission Corporation, Inc.

By:	/s/ Patrick L. Bridges
Name:	Patrick L. Bridges
Title:	Senior Vice President and Chief Financial Officer

cc:	Steven Khadavi, Esq.
Dorsey & Whitney LLP